03011876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30511

SEC MAIL PROCESSING RECEIVED MAR 03 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRIARCLIFF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Corporate Boulevard, #303
(No. and Street)

Boca Raton, Florida 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Spiegelman (561) 994-6229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip L. Glickman, CPA
(Name — *if individual, state last, first, middle name*)

605 Ives Dairy Road, Suite G-103, North Miami Beach, FL 33179
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jack Spiegelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Briarcliff Capital Corp., as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ILENE BRAUSE
MY COMMISSION # DD 132527
EXPIRES: July 9, 2006
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Signature

President
Title

Ilene Brause
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIARCLIFF CAPITAL CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2002

CRD #14178

BRIARCLIFF CAPITAL CORP.

DECEMBER 31, 2002

CONTENTS

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholders and Directors
Briarcliff Capital Corp.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Briarcliff Capital Corp. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briarcliff Capital Corp. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman C.P.A.

Miami, Florida
February 18, 2003

BRIARCLIFF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and Cash Equivalents	$109,373
Receivable from Clearing Firms	34,800
Furniture and Fixtures - net of accumulated depreciation of $6,695	1,615
Other Assets	12,926
Investment - NASDAQ	20,100
TOTAL ASSETS	$ 178,814

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Interest Payable	$ 18,750
Line Of Credit	3,314
Accounts Payable and Accrued Expenses	61,389
Total Liabilities	83,453
Shareholders' Equity	
Common Stock, no par value; 10,000 shares authorized; 100 Shares issued and outstanding	25,000
Additional paid-in capital	98,300
Deficit	(27,939)
	95,361
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 178,814

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions	$	483,043
Other Brokerage Income		24,745
Investment Advisory Fees		79,530
Annuity Income		112,209
Other Income		4,085
		703,612
Expenses:		
Clearing Expenses		185,057
Payroll		142,997
Commissions		213,353
Interest		18,764
Depreciation		1,197
Administrative and General		173,696
		735,064
Net (Loss)	$	(31,452)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances, beginning	$ 25,000	$ 100,000	$ 3,513	$ 128,513
Capital Contribution	-	25,000	-	25,000
Capital Distributions	-	(26,700)	-	(26,700)
Net (Loss)	-	-	(31,452)	(31,452)
Balances, ending	$ 25,000	$ 98,300	$ (27,939)	$ 95,361

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net (loss)	$ (31,452)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,197
Increase in receivable from clearing firms	(19,882)
Decrease in other assets	555
Increase in interest payable	18,750
Increase in accounts payable and accrued expenses	26,966
Total Adjustments	27,586
Net Cash Used by Operating Activities	(3,866)
Cash Flows from Financing Activities:	
Stockholder contributions	25,000
Increase in line of credit	3,314
Stockholder Distributions	(26,700)
Net Cash Used by Financing Activities	1,614
Net Decrease in Cash and Cash Equivalents	(2,252)
Cash and Cash Equivalents, Beginning of Year	111,625
Cash and Cash Equivalents, End of Year	$ 109,373

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company was formerly known as Track Securities Corp. The Company is a Florida corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2002, the Company's "Net Capital" was $56,856 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 1.47 to one.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - FURNITURE AND FIXTURES

Furniture and fixtures are summarized as follows:

Office Equipment	$6,210
Leasehold Improvements	2,100
	8,310
Accumulated Depreciation	(6,695)
	$1,615

NOTE 3 - PROFIT SHARING PLAN

The Company terminated its profit sharing plan retroactively in the current year. It recorded income of $20,306 relating to the termination.

NOTE 4 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2002 was $48,327. Future minimum lease payments under the noncancellable operating lease are:

2003	$ 48,000
2004	48,000
2005	20,000
	$116,000

NOTE 5 – LINE OF CREDIT

The Company has a $50,000 line of credit with a commercial bank at 1.75% over the prime interest rate. At yearend, it owed the bank approximately $3,314 which included accrued interest. The line of credit does not have a maturity date.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is affiliated with Track Data Securities Corp. through an officer and director. For the year ended December 31, 2002, the Company had a receivable of approximately $1,885 and commission income of $41,634 from Track Data Securities Corp.

The Company has an employment contract with one of its stockholders calling for an annual salary of $75,000 through June 30, 2004.

The Company has interest payable to one of its stockholders of $18,750.

SUPPLEMENTARY INFORMATION

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2002

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$ 95,361
Total capital and allowable subordinated liabilities	95,361
Non-allowable assets	(36,501)
Net capital before haircuts on securities positions	58,860
Haircuts on securities	2,004
Net capital	56,856
Minimum net capital requirement	5,000
Excess net capital	51,293
Schedule of aggregate indebtedness	$ 83,453
Ratio of aggregate indebtedness to net capital	147%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15C 3-1 TO
COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

The Company is exempt under Section (k)(2)(b) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See the Accompanying Independent Auditor's Report

BRIARCLIFF CAPITAL CORP
DECEMBER 31, 2002

SUPPLEMENTARY INFORMATION
(CONTINUED)

SUBORDINATED LIABILITIES

There were no subordinated liabilities at December 31, 2002.

Subordinated liabilties	December 31, 2001	$0
Paid in the year ended	December 31, 2002	$0
Balance	December 31, 2002	$0

See the Accompanying Independent Auditor's Report

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Briarcliff Capital Corp.
Boca Raton, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Briarcliff Capital Corp, (The Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control
.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.